SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/15/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
430,504

8. SHARED VOTING POWER
606,266

9. SOLE DISPOSITIVE POWER
430,504
_______________________________________________________

10. SHARED DISPOSITIVE POWER
606,266


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,770 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
430,504

8. SHARED VOTING POWER
606,266

9. SOLE DISPOSITIVE POWER
430,504
_______________________________________________________

10. SHARED DISPOSITIVE POWER
606,266


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,770 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN

__________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
430,504

8. SHARED VOTING POWER
606,266

9. SOLE DISPOSITIVE POWER
430,504
_______________________________________________________

10. SHARED DISPOSITIVE POWER
606,266


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,770 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
430,504

8. SHARED VOTING POWER
606,266

9. SOLE DISPOSITIVE POWER
430,504
_______________________________________________________

10. SHARED DISPOSITIVE POWER
606,266


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,036,770 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.75%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed April 20, 2018. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 4. PURPOSE OF TRANSACTION
After communicating with management and some large shareholders of the Fund, the reporting persons have decided not to nominate any candidates for director or present any proposals at the 2018 annual meeting.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 8, 2018, there were 13,377,692 shares of common stock outstanding as of October 31, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of MaY 14, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,036,770 shares of JEQ (representing 7.75% of JEQ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,036,770 shares of JEQ include 430,504 shares (representing 3.22% of JEQ's outstanding shares) that are beneficially owned by Mr. Goldstein, Mr. Dakos, Mr. Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 1,036,770 shares of JEQ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 606,266 shares (representing
4.53% of JEQ's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 430,504 shares. Bulldog Investors, LLC has shared power to dispose of and vote 606,266 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JEQ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 4/20/18 the following shares of JEQ were bought:

Date:		        Shares:		Price:
04/20/18		2,000		9.1434
04/20/18		25,000		9.1694
04/23/18		2,813		9.0371
04/24/18		3,900		9.0800
04/25/18		9,811		9.0486
04/27/18		2,538		9.1148
05/02/18		12,136		8.9912
05/03/18		8,000		8.9749
05/04/18		14,800		8.9826
05/07/18		32,514		8.9770
05/08/18		5,320		8.9969
05/09/18		620		8.9513
05/10/18		2,000		9.0230





d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/15/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.